K&L GATES

K&L Gates LLP
Wachovia Financial Center
200 South Biscayne Boulevard, Suite 3900
Miami, FL 33131-2399

T 305.539.3300 www.klgates.com

Matthew Ogurick
D. 305.539.3352
F. 305.358.7095
matthew.ogurick@klgates.com

March 25, 2010

VIA EDGAR AND FACSIMILE

Ms. Kenya Grumbs
100 F Street, N.E.
Mail Stop 3720
Washington, DC 20549-7010

RE: CH Lighting International Corporation
Form 10-K for Fiscal Year Ended September 30, 2009
Form 10-Q for Fiscal Quarter Ended December 31, 2009
File No. 000-32161

Dear Ms. Grumbs:

On behalf of CH Lighting International Corporation, a Delaware corporation (the "Company"), we are providing the Company's responses to the U.S. Securities and Exchange Commission (the "Commission") comment letter dated March 11, 2010 regarding the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2009 and Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2009. The Company's responses to the Commission's comment letter, below, are identical in numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company's response immediately following.

General

COMMENT 1. As requested in our original letter, please provide, in writing, a statement from the company acknowledging that:

- The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE: **In response to the Commission's comment above, the Company hereby acknowledges that:**

- **The Company is responsible for the adequacy and accuracy of the disclosure in the filings;**

- **Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and**
- **The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.**

Form 10-K for the Fiscal Year Ended September 30, 2009
Note 6 – Government subsidies, page F-30

COMMENT 2: We note your response to comment two from our prior comment letter dated February 22, 2010. In our comment we were asking not so much for an explanation of the terms of the subsidy, but how the company determined that their sales to distributors, rather than directly to retail customers qualified for subsidy. And if they did, how the company was able to obtain support for the sale and discount of their products by distribution to retail customers, and what information they were required to provide to the government supporting their eligibility for the subsidy.

RESPONSE: **According to the standards provided as Exhibit A to the Company's Comment Response Letter to the Commission dated March 8, 2010, government subsidiaries are only available for lighting products sold to retail customers.**

After distributors sold the Company's lighting products to retail customers, they summarized the quantity sold and calculated the discounts based on the required percentage. Then the distributors sent confirmations with quantity and discounts to local governments with invoices attached. The local governments then returned confirmed confirmations to the distributors after the governments reviewed the confirmations. Finally, the Company collected the confirmed confirmations from the distributors and then submitted them to the central government for subsidies with the confirmations as support.

COMMENT 3: Further, in your response to comment two from our comment letter dated February 22, 2010 you state that $6,839 of government subsidies were received in 2009, however, per your Consolidated Statements of Cash Flows on page F-8, $87 thousand was received in 2008 but no cash was received from government subsidies in 2009. Please explain this discrepancy and/or revise your disclosures as appropriate.

RESPONSE: **$6,893 of government subsidies were recognized as revenue upon receipt in 2009, which was included in the operating activities in the cash flow. The $87 thousand received in 2008 was borrowed for the acquisition of plants and machinery for power saving lighting products. The Company therefore**

respectfully submits that such amount is included in the financing activities of the cash flow.

We trust that this response satisfactorily responds to your request. Should you require further information, please contact Clayton E. Parker at (305) 539-3300 or the undersigned at (305) 539-3352.

Thank you very much for your consideration of this response.

Sincerely,

Matthew Ogurick, Esq.

cc: Clayton E. Parker, Esq., K&L Gates LLP
Jim Tokryman, Weinberg & Company, P.A.